SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)

Under the Securities Exchange Act of 1934*

PHH Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693320202

(CUSIP Number of Class of Securities)

Alan Fournier
Pennant Capital Management, LLC
1 DeForest Avenue, Suite 200
Summit, NJ 07901
(908) 516-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

 March 14, 2013

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 693320202	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON Pennant Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,845,982
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,845, 982
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,845, 982
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14		TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 693320202	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON Pennant Windward Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,383,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,383,580
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,383,580
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%
14		TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 693320202	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON Pennant General Partner L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,845,982
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,845,982
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,845,982
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14		TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 693320202	Page 5 of 10 Pages

1		NAME OF REPORTING PERSON Alan Fournier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,845,982
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,845,982
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,845,982
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 12 (this “Amendment No. 12”) to Schedule 13D is filed on behalf of Pennant Capital Management, LLC, a Delaware limited liability company (“Pennant Capital”), Pennant Windward Master Fund, L.P., a Cayman Islands exempted limited partnership (“Windward Master Fund”), Pennant General Partner L.L.C., a Delaware limited liability company (“Pennant GP”), and Alan Fournier, a United States citizen (“Mr. Fournier,” and together with Pennant Capital, Windward Master Fund and Pennant GP, the “Reporting Persons”), and further amends the Schedule 13D originally filed by Pennant Capital and Mr. Fournier on March 22, 2007, as amended by Amendment No. 1 thereto filed on April 30, 2007, Amendment No. 2 thereto filed on June 20, 2007, Amendment No. 3 thereto filed on August 3, 2007, Amendment No. 4 thereto filed on August 10, 2007, Amendment No. 5 thereto filed on August 15, 2008, Amendment No. 6 thereto filed on September 17, 2008, Amendment No. 7 thereto filed on October 9, 2008, Amendment No. 8 thereto filed on November 25, 2008, Amendment No. 9 thereto filed on March 9, 2009, Amendment No. 10 thereto filed on July 13, 2009 and Amendment No. 11 thereto filed on November 8, 2012 (the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of PHH Corporation, a Maryland corporation (the “Issuer”).  As hereafter used in this Amendment No. 12, the term “Funds” refers to Windward Master Fund and any other investment fund managed by Pennant Capital that directly holds shares of Common Stock.  Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)  Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, each of Pennant Capital, Mr. Fournier and Pennant GP beneficially owns 2,845,982 shares of Common Stock, representing 4.99% of the outstanding shares of Common Stock, based upon the 57,048,692 shares of Common Stock outstanding as of February 19, 2013, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2012, filed with the Securities and Exchange Commission on February 28, 2013 (the “Reported Share Number”).  Except as stated otherwise, the percentages used herein and in the rest of this Schedule 13D are calculated based upon the Reported Share Number.

As of the date hereof, Windward Master Fund directly beneficially owns 2,383,580 shares of Common Stock representing 4.18% of the Reported Share Number.  None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)  Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

Pennant Capital is the manager of each of the Funds, and Pennant GP is the general partner of each of the Funds.  Mr. Fournier is the managing member of, and thereby controls, each of Pennant Capital and Pennant GP.  As such, Pennant Capital, Pennant GP and Mr. Fournier share voting control and investment discretion over the 2,845,982 shares of Common Stock held directly by the Funds (including the 2,383,580 shares of Common Stock held directly by Windward Master Fund).

(c)  The last paragraph of Item 5(c) is hereby amended and restated as follows:

In addition, Appendix I hereto sets forth certain information with respect to transactions during the past 60 days by the investment funds managed by Pennant Capital (at the direction of Pennant Capital and Mr. Fournier) in Common Stock.  Appendix II hereto sets forth certain information with respect to transactions during the past 60 days by Windward Master Fund (at the direction of Pennant Capital, Mr. Fournier and Pennant GP) in Common Stock.  Except as set forth herein, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Appendix I and Appendix II of the Schedule 13D are replaced by the Appendix I and Appendix II attached to this Amendment No. 12.

(e)  Each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock on March 14, 2013.

 [Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2013

PENNANT CAPITAL MANAGEMENT, LLC

By:	/s/ Alan Fournier
Alan Fournier, Managing Member

PENNANT WINDWARD MASTER FUND, L.P. By: Pennant General Partner L.L.C.

By:	/s/ Alan Fournier
	Name:	Alan Fournier
	Title:	Managing Member

PENNANT GENERAL PARTNER L.L.C.

By:	/s/ Alan Fournier
	Name:	Alan Fournier
	Title:	Managing Member

By:	/s/ Alan Fournier
Alan Fournier

Appendix I

TRANSACTIONS EFFECTED BY THE FUNDS IN COMMON STOCK DURING THE PAST SIXTY DAYS

(All transactions were regular market transactions effected on the NYSE)

Date	Transaction	Shares	Price Per Share($)
2/28/2013	SELL	10,292.00	21.09
2/28/2013	SELL	59,144.00	21.09
3/1/2013	SELL	21,908.00	21.42
3/1/2013	SELL	125,133.00	21.42
3/4/2013	SELL	14,885.00	21.83
3/4/2013	SELL	85,115.00	21.83
3/5/2013	SELL	14,876.00	22.31
3/5/2013	SELL	85,124.00	22.31
3/6/2013	SELL	11,528.00	22.07
3/6/2013	SELL	65,963.00	22.07
3/7/2013	SELL	5,960.00	21.99
3/7/2013	SELL	34,040.00	21.99
3/14/2013	SELL	188,442.00	21.75
3/14/2013	SELL	1,076,558.00	21.75

Appendix II

TRANSACTIONS EFFECTED BY WINDWARD MASTER FUND IN COMMON STOCK DURING THE PAST SIXTY DAYS

(All transactions were regular market transactions effected on the NYSE)

Date	Transaction	Shares	Price Per Share($)
2/28/2013	SELL	59,144.00	21.09
3/1/2013	SELL	125,133.00	21.42
3/4/2013	SELL	85,115.00	21.83
3/5/2013	SELL	85,124.00	22.31
3/6/2013	SELL	65,963.00	22.07
3/7/2013	SELL	34,040.00	21.99
3/14/2013	SELL	1,076,558.00	21.75